                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-66793


                                4,415,377 SHARES

                             QUADRAMED CORPORATION

                                  COMMON STOCK

     This Prospectus relates to the public offering, which is not being underwritten, of 4,415,377 shares of our common stock which is held by some of our current stockholders. All of the 4,415,377 Shares which may be offered hereby were received by the stockholders in connection with our acquisition of all of the outstanding capital stock and options of Pyramid Health Group, Inc. and Integrated Medical Networks.

     The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares. We have agreed to bear certain expenses in connection with the registration of the shares being offered and sold by the stockholders hereby.

     Our Common Stock is quoted on the Nasdaq National Market under the symbol "QMDC." On April 1, 1999 the closing price on Nasdaq for the common stock was $7.00.

                             ____________________


     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                              ____________________


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ____________________


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              ____________________


                 The date of this Prospectus is April 1, 1999

                               PROSPECTUS SUMMARY

         This summary highlights certain information contained elsewhere in this Prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the Common Stock. You should read the entire Prospectus carefully, especially the risks of investing in the Common Stock discussed under "Risk Factors."

                                   THE COMPANY

         QuadraMed Corporation develops, markets and sells software products and services designed to enable health care providers and payors to increase operational efficiency, improve cash flow, measure the cost of care and effectively administer managed care contracts. Our suite of products is an integrated offering of electronic data interchange ("EDI"), financial management and decision support and compliance solutions for both providers and payors. In addition, we provide compliance, consulting and business office outsourcing services.

         Electronic Data Interchange. These products enable the editing and formatting of all claims submitted to payors to help ensure accuracy and completeness, which results in more efficient reimbursement of third party claims. We collect and utilize detailed clinical and financial information from customers who license our EDI products. This data, which is supplemented with similar, publicly-available information, forms the basis of our proprietary databases for our decision support products.

         Financial Management Products. These products utilize the enhanced data stream created by our EDI products to allow providers to track payor contract terms and review medical billing information to ensure that bills are properly coded and include all services rendered. These capabilities facilitate a provider's ability to obtain timely and accurate reimbursement and to administer and measure the profitability of managed care contracts. Further, we offer a product that is designed to improve the ability of health care providers to prevent Medicare and Medicaid fraud and abuse by identifying potentially fraudulent coding in their medical bills. In addition, our electronic document imaging products allow our customers to improve work flow and move toward a paperless office environment.

         Decision Support Products. These products include database analysis software and national and regional benchmark data that enable customers to perform clinical, financial and marketing analyses. These products utilize the enhanced data stream created by our EDI and financial management products to build proprietary databases that enable providers to measure more accurately the resources consumed in the provision of care and to compare clinical outcomes against the associated costs.

         Business Office Outsourcing and Cash Flow Management Services. These services are offered to health care providers, many of which are recognizing the value of outsourcing their business office operations to reduce costs, increase cash flow and improve operating efficiencies. We believe that we possess a significant advantage in the provision of outsourcing services due to our ability to use our own QuanTIM(R) suite of software products and our centralized cash flow management operations.

         Compliance and Consulting Products. These services are offered (i) to improve the ability of health care providers to prevent Medicare and Medicaid fraud and abuse by identifying potentially fraudulent coding in a medical bill, and (ii) to assist clients in increasing the efficiency of the business office. We offer a comprehensive compliance program, including compliance assessment, auditing and education expertise through a team of over 100 credentialed health care attorneys, medical records professionals, registered nurses and physicians. These services are augmented by the implementation of our integrated compliance software products. In addition, we offer consulting and education services in the areas of managed care contract performance and negotiation, clinically oriented, patient-focused data analysis and financial management.



                                       1.

         We are incorporated under the laws of the State of Delaware.
Our executive offices are located at 1003 Cutting Blvd., Suite 200, Richmond, California 94804 and our telephone number is (510) 620-2340. Unless the context otherwise requires, "QuadraMed" and the "Company" refer to QuadraMed Corporation and, where the context requires, its subsidiaries.


                                  THE OFFERING

Common Stock offered by Selling
Stockholders.............................   4,415,377

Use of Proceeds..........................   QuadraMed will not receive any
                                            proceeds from the sale of common
                                            stock in the offering

Nasdaq National Market Symbol............   QMDC


                                  RISK FACTORS

         Prior to making an investment in the shares of Common Stock, you should carefully read this entire prospectus and consider the following risk and speculative factors in evaluating our Company and our business.

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

         We incurred net losses of $23.6 million, $4.3 and $33.9 million in fiscal years 1995, 1996 and 1997, respectively. In addition, we incurred net losses of $4.1 million, $7.2 million and $4.5 million for the fiscal quarters ended March 31, June 30 and September 30, 1998. As of September 30, 1998, our accumulated deficit was $123.6 million. These losses include write-offs for acquired in-process research and development of $14.8 million, $21.9 million and $14.4 million in fiscal years 1995 and 1997 and the nine months ended September 30, 1998, respectively. In connection with our acquisitions, we have and will incur significant non-recurring charges and we will be required to amortize significant expenses related to goodwill and other intangible assets in future periods. It is uncertain whether we will be able to achieve or sustain revenue growth or profitability on a quarterly or annual basis.

POTENTIAL VARIABILITY IN QUARTERLY OPERATING RESULTS

         Our quarterly operating results have varied significantly in the past. Our quarterly revenues and operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

 .    integration of acquired businesses with our business;

 .    variability in demand for our products and services;

 .    the introduction of product enhancements and new products by us and our competitors;

 .    the timing and significance of announcements concerning our present or prospective strategic alliances;

 .    the termination of, or a reduction in, the products and services we offer,

 .    the loss of customers due to consolidation in the health care industry;

 .    delays in product delivery requested by our customers;

 .    the length of the sales cycle for our products or the timing of our sales;

 .    the amount of new potential contracts at the beginning of any particular quarter;

 .    budgeting cycles of our customers and changes in our customer's budgets;

 .    our investment in marketing, sales, research and development, and administrative personnel necessary to support our anticipated operations;

 .    costs incurred in connection with our marketing and sale promotional activities;

 .    software defects and other quality factors in our products; and

 .    general economic conditions and resulting effects on the health care industry.

         We cannot accurately forecast the timing of our customer purchases due to the complex procurement decision process associated with most health care providers and payors. As a result, we typically experience sales cycles that extend over several quarters. In addition, certain products we acquired as a result of our acquisition of Integrated Medical Networks in September



                                       2.

1998 and The Compucare Company in March 1999 have higher average selling prices and longer sales cycles than many of our other products. This may increase the volatility of our quarterly operating results. Moreover, our operating expense levels, which will increase with the addition of acquired businesses, are relatively fixed. Accordingly, if future revenues are below our expectations, we would experience a disproportionate adverse affect on our net income and financial results. Further, it is likely that, in some future quarter, our revenues or operating results may fall below the expectations of securities analysts and investors. In such an event, the trading price of our Common Stock would likely be materially and adversely affected.

Integration Of Acquired Companies Into The Company

     Realizing benefits from acquisitions depends in significant part upon several factors and is accompanied by a number of risks, including:

 . successful integration of the operations, products and personnel of the acquired company;

 . possible costs, delays or other problems we may incur to successfully complete such integration;

 . the potential interruption or disruption of our ongoing business and the distraction of management from other matters; and

 . significant operational and administrative expense relating to such integration.

     Any difficulties encountered in the integration process could have a material adverse effect on our business, operating results and financial condition. Even if we are able to successfully integrate these businesses with our business, the acquired operations may not achieve sales, productivity and profitability commensurate with our historical or projected operating results. Failure to achieve such projected results would have a material adverse effect on our financial performance, and in turn, on the market value of the our Common Stock. There can be no assurance that we will realize any of the anticipated benefits of our acquisitions or that such acquisitions will enhance our business or financial performance.

Dependence On Acquisition Strategy

     We intend to continue to expand in part through acquisitions of products, technologies and businesses. Our ability to expand successfully through acquisition depends on many factors, including:

 . the successful identification and acquisition of products, technologies or businesses;

 . management's ability to effectively negotiate and consummate acquisitions and integrate and operate the new products, technologies or businesses;

 . significant competition for acquisition opportunities in our industry, which may intensify due to increasing consolidation in the health care industry, thereby increasing the costs of capitalizing on acquisition opportunities; and

 . competition for acquisition opportunities with other companies that have significantly greater financial and management resources than us.


                                       3.

RISKS ASSOCIATED WITH ACQUISITIONS; NEED TO MANAGE CHANGING OPERATIONS

     Acquisitions involve a number of special risks including:

 .    managing geographically dispersed operations;

 .    failure of the acquired business to achieve expected results;

 .    failure to retain key personnel of the acquired business;

 .    inability to integrate the new business into existing operations and risks associated with unanticipated events or liabilities;

 .    potential increases in stock compensation expense and increased compensation expense resulting from newly hired employees;

 .    the assumption of unknown liabilities and potential disputes with the sellers of one or more acquired entities; and

 .    exposure to the risks of entering markets in which we have no direct prior experience or to risks associated with the market acceptance of acquired products and technologies.

     Management evaluated and purchased a new management and accounting system and will implement the system in 1999. Information systems expansion or replacement can be a complex, costly and time-consuming process, and there can be no assurance that our system transition and further implementation can be accomplished without disruption of our business. Any business disruption or other system transition difficulties could have a material adverse effect on our business, financial condition and results of operations.

     We may not be successful in addressing these risks and our failure to do so could have a material adverse effect on our business, results of operations and financial condition.

     Additionally, customer dissatisfaction or performance problems at a single acquired company could have an adverse effect on its sales and marketing initiatives and on our reputation. With the addition of the acquired businesses, our anticipated future operations may place a strain on our management systems and resources. We expect that we will be required to continue to improve our financial and management controls, reporting systems and procedures, and will need to expand, train and manage our workforce. There can be no assurance that we will be able to effectively manage these tasks, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

     Moreover, future acquisitions by us may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and the recognition of amortization expenses related to goodwill and other intangible assets. Our inability to successfully deal with these factors could have a material adverse effect on our business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

     We are substantially dependent upon the continued service of our executive officers, product managers and other key sales, marketing and development personnel. If we fail to retain the services of any of our executive officers or fail to hire, retain and motivate other key employees, our business will be adversely affected. Furthermore, additions of new, and departures of existing, personnel could have a disruptive effect on our business and operations.



                                       4.

RISKS RELATED TO HOSPITAL AND MANAGED CARE MARKETS; UNCERTAINTY IN THE HEALTHCARE INDUSTRY


        A substantial portion of our revenues have been and are expected to be derived from the sale of software products and services to hospitals. Consolidation in the health care industry, particularly in the hospital and managed care markets, could cause a decrease in the number of existing or potential purchasers of our products and services, which could adversely affect our business. In addition, the decision to purchase our products often involves the approval of several members of management of a hospital or health care provider. Consequently, it is difficult for us to predict the timing or outcome of the buying decisions of our customers or potential customers.

        The health care industry in the United States is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of health care organizations. We believe that the commercial value and appeal of our products may be adversely affected if the current health care financing and reimbursement system were to reverse its current evolution to a managed care model back to a fee-for-service model. In addition, many of our customers are providing services under capitated service agreements, and a reduction in the use of capitation arrangements as a result of regulatory or market changes could have a material adverse effect on our business, financial condition and operating results. During the past several years, the health care industry has been subject to increasing levels of governmental regulation of, among other things, reimbursement rates and certain capital expenditures. Certain proposals to reform the health care system have been and are being considered by Congress. These proposals, if enacted, could change the operating environment of our clients in ways that cannot be predicted. Health care organizations may react to these proposals by curtailing or deferring investments, including those for our products and services.

        Changes in current health care financing and reimbursement systems could result in the need for unplanned product enhancements, in delays or cancellations of product orders or shipments or in the revocation of endorsement of our products by hospital associations or other customers. Any of these occurrences could have a material adverse effect on our business. In addition, many health care providers are consolidating to create integrated health care delivery systems with greater regional market power. As a result, these emerging systems could have greater bargaining power, which may lead to price erosion of our products. If we fail to maintain adequate price levels, our business, financial condition and results of operations would be adversely affected. Other market-driven reforms could also have adverse effects on our business, financial condition and results of operations.

HIGHLY COMPETITIVE MARKET

        Competition in the market for our products and services is intense and is expected to increase. Increased competition could result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. We compete with other providers of health care information software and services, as well as health care consulting firms. Our principal competitors include, among others:


                                       5.

 .  CIS Technologies, Inc., a division of National Data Corporation, Inc., and
   Sophisticated Software, Inc. in the market for our EDI products;

 .  MedE AMERICA in the market for our claims processing service;

 .  Healthcare Cost Consultants, Inc., a division of CIS Technologies, Inc., and
   Trego Systems, Inc. in the market for our contract management products;

 .  McKesson HBOC, Inc., Optika Imaging Systems, Inc. and LanVision Systems, Inc.
   in the market for our electronic document management products;

 .  Transition Systems, Inc. and Healthcare Microsystems, Inc., a division of
   Health Management Systems Inc., HCIA Inc. and MediQual Systems, Inc., a division of Cardinal Health, Inc., in the market for our decision support products;

 .  McKesson HBOC, Inc., Shared Medical Systems, Inc., MediTech Corporation and
   Eclipses Corporation in the market for our enterprise products;

 . HMS and ARTRAC, a division of Medaphis in the market for our business office outsourcing services;

 . a subsidiary of Minnesota Mining and Manufacturing, in the market for our medical records products; and

 . Transcend Services, Inc. and SMART Corporation in the market for our health information management services.

       In addition, current and prospective customers evaluate our capabilities against the merits of their existing information systems and expertise. Furthermore, major software information systems companies, including those specializing in the health care industry, not presently offering products that compete with those offered by us, may enter our markets. In addition, many of our competitors and potential competitors have significantly greater financial, technical, product development, marketing and other resources and market recognition than us. Many of our competitors also currently have, or may develop or acquire, substantial installed customer bases in the health care industry. As a result of these factors, our competitors may be able to respond more quickly to new or emerging technologies, changes in customer requirements and political, economic or regulatory changes in the health care industry and may devote greater resources to the development, promotion and sale of their products than us. There can be no assurance that we will be able to compete successfully against current and future competitors or that such competitive pressures will not materially adversely affect our business, financial condition and operating results.

SHARES ELIGIBLE FOR FUTURE SALE

       Future sales of Common Stock by existing stockholders under Rule 144 of the Securities Act and through the exercise of registration rights could lower the market price of our Common Stock. As of January 31, 1999, approximately 1,850,000 shares are available for sale in the public market subject to compliance with Rule 144. Certain of our existing stockholders holding an aggregate of 1,304,706 shares of Common Stock as of January 31, 1999 have rights under certain circumstances to require us to register their shares for future sale (which amount does not include shares being registered hereunder).

       In September 1998, we closed the acquisition of Integrated Medical Networks. In connection with the acquisition of Integrated Medical Networks, we issued an aggregate of


                                       6.

1,550,000 shares of Common Stock and agreed to file a registration statement under the Securities Act prior to January 1, 1999 to register all such shares. In June 1998, we closed the acquisition of Pyramid Health Group, Inc. ("Pyramid"). In connection with the acquisition of Pyramid, we issued an aggregate of 2,784,508 shares of Common Stock and warrants to purchase 62,710 shares of Common Stock. All of these shares are being registered hereunder for resale under the Securities Act and will be freely tradeable following such registration. In addition, 18,159 shares of common stock are being registered hereunder for resale under the Securities Act pursuant to certain exercises of options received by former Pyramid stockholders and will be freely tradeable following such registration.

     Sales of a substantial number of the aforementioned shares in the public markets or the prospect of such sales could adversely affect or cause substantial fluctuations in the market price of the Common Stock and impair our ability to raise additional capital through the sale of our securities.

NEW PRODUCT DEVELOPMENT AND SYSTEM ENHANCEMENT

     Our performance depends in large part upon our ability to provide the increasing functionality required by our customers through the timely development and successful introduction of new products and enhancements to our existing suite of products. We have historically devoted significant resources to product enhancements and research and development and believe that significant continuing development efforts will be required to sustain our operations and integrate the products and technologies of acquired businesses with our products. There can be no assurance that we will successfully or in a timely manner develop, acquire, integrate, introduce and market new product enhancements or products, or that product enhancements or new products developed by us will meet the requirements of hospitals or other health care providers and payors and achieve or sustain market acceptance.

LIMITED PROPRIETARY RIGHTS; RISK OF INFRINGEMENT

     We rely on a combination of trade secrets, copyright and trademark laws, nondisclosure and other contractual provisions to protect our proprietary rights. We have not filed any patent applications covering our technology. There can be no assurance that measures taken by us to protect our intellectual property will be adequate or that our competitors will not independently develop products and services that are substantially equivalent or superior to the products and services we offer.

     There is substantial litigation regarding intellectual property rights in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products overlaps. We believe that our products do not infringe upon the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against us in the future. The Company may incur substantial litigation expenses in defending any such claim regardless of the merit of the claim. In the event of an unfavorable ruling on any such claim, we cannot guarantee that a license or similar agreement will be available to us on reasonable terms, if at all. Infringement may result in significant monetary liabilities which would have a material adverse effect on our business,


                                       7.

financial condition and results of operations. We cannot guarantee that we will be successful in the defense of these or similar claims.

RISK OF PRODUCT DEFECTS; FAILURE TO MEET PERFORMANCE CRITERIA

     Products such as our products frequently contain errors or failures, especially when initially introduced or when new versions are released. Although we conduct extensive testing on our products, software errors have been discovered in certain enhancements and products after their introduction. We cannot guarantee that despite such testing by us, and by our current and potential customers, products under development, enhancements or shipped products will be free of errors or performance failures, resulting in, among other things;

 . loss of revenues and customers;

 . delay in market acceptance;

 . diversion of resources;

 . damage to our reputation; or

 . increased service and warranty costs.

     The occurrence of any of these consequences could have a material adverse effect upon our business, financial condition and results of operations.

YEAR 2000


           As is true for most companies, the Year 2000 computer issue creates a risk for us. If systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on our operations. We face risks in four areas: systems used by us to run our business, systems used by our suppliers, potential warranty or other claims from our customers, and the potential reduction in spending by other companies on our products and solutions as a result of significant information systems spending on Year 2000 remediation.

           We have conducted a thorough inventory and evaluation of our systems, equipment and facilities. We have a number of projects underway to replace or upgrade systems, equipment and facilities that we know to be Year 2000 non-compliant. We have not identified alternative remediation plans if upgrade or replacement is not feasible. We will consider the need for such remediation plans as we continue to assess the year 2000 risk. For the Year 2000 non-compliance issues identified to date, the cost of upgrade or remediation is not expected to be material to our operating results. If implementation of replacement systems is delayed, or if significant new non-compliance issues are identified, our results of operations or financial condition could be materially adversely affected.

           We are also in the process of contacting our critical suppliers to determine that such suppliers' operations and the products and services they provide are Year 2000 compliant. To date, we are unaware of any current suppliers that are not Year 2000 ready. In the event that our suppliers are not Year 2000 compliant, we will seek alternative sources of supplies. However, such failures remain a possibility and could have an adverse impact on our results of operations or financial condition.

           We believe our current products are Year 2000 compliant. However, since all customer situations cannot be anticipated, particularly those involving third party products, we may see an increase in warranty and other claims as a result of the Year 2000 transition. In addition, litigation regarding Year 2000 compliance issues is expected to escalate. For these reasons, the impact of customer claims could have a material adverse impact on our results of operations or financial condition.

           Year 2000 compliance is an issue for virtually all businesses whose computer systems and applications may require significant hardware and software upgrades or modifications. Companies owning and operating such systems may plan to devote a substantial portion of their information systems' spending to fund such upgrades and modifications and divert spending away from our products and solutions. Such changes in our customers' spending patterns could have a material adverse impact on our sales, operating results or financial condition.


                                       8.

RISK OF INTERRUPTION OF DATA PROCESSING

     We currently process substantially all our customer data at our facilities in Richmond, California and Neptune, New Jersey. Although we back up our data nightly and have safeguards for emergencies such as power interruption or breakdown in temperature controls, we have no mirror processing site to which processing could be transferred in the case of a catastrophic event at either of these facilities. In the event that a major catastrophic event occurs at either the Richmond or the Neptune facility, possibly leading to an interruption of data processing, our business, financial condition and results of operations could be adversely affected.

RISKS RELATED TO OUTSOURCING BUSINESS

     We provide compliance, consulting and business office outsourcing and cash flow management services, including the billing and collection of receivables. We acquired the infrastructure for our outsourcing business through an acquisition. In addition, we often use our software products to provide outsourcing services. As a result, we have not been required to make significant capital expenditures in order to service existing outsourcing contracts. However, if we experience a period of substantial expansion in our outsourcing business, we may be required to make substantial investments in capital assets and personnel. We cannot guarantee that we will be able to assess accurately the investment required and negotiate and perform in a profitable manner any of the outsourcing contracts we may be awarded. Our failure to either estimate accurately the resources and related expenses required for a project, or to complete our contractual obligations in a manner consistent with the project plan upon which a contract was based, could have a material adverse effect on our business, financial condition and results of operations. In addition, our failure to meet a client's expectations in the performance of our services could damage our reputation and adversely affect our ability to attract new business. Finally, we could incur substantial costs and expend significant resources correcting errors in our work, and could possibly become liable for damages caused by these errors.

GOVERNMENT REGULATION

     The United States Food and Drug Administration (the "FDA") is responsible for assuring the safety and effectiveness of medical devices under the Federal Food, Drug and Cosmetic Act. Computer products are subject to regulation when they are used or are intended to be used in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease, or are intended to affect the structure or function of the body. The FDA could determine in the future that any predictive aspects of our products make them clinical decision tools subject to FDA regulation. Compliance with these regulations could be burdensome, time consuming and expensive. We could also become subject to future legislation and regulations concerning the development and marketing of health care software systems. Such legislation could increase the cost and time necessary to market new products and could affect us in other respects not presently foreseeable. We cannot predict the effect of possible future legislation and regulation.


                                       9.

     State governments substantially regulate the confidentiality of patient records and the circumstances under which such records may be released for inclusion in our databases. These state laws and regulations govern both the disclosure and the use of confidential patient medical record information. Although compliance with these laws and regulations is at present principally the responsibility of the hospital, physician or other health care provider, regulations governing patient confidentiality rights are evolving rapidly. Additional legislation governing the dissemination of medical record information has been proposed at both the state and federal levels. This legislation may require holders of such information to implement security measures that may require us to incur substantial expenditures. We are not sure that changes to state or federal laws will not materially restrict the ability of health care providers to submit information from patient records using our products.

RISK OF PRODUCT-RELATED CLAIMS

     Some of our products and services are used in the payment, collection, coding and billing of health care claims and the administration of managed care contracts. If our employees or our products fail to accurately assess, process or collect these claims, our customers may file claims against us. We have been and currently are involved in claims for money damages related to services provided by our accounts receivable management business. We maintain insurance to protect against certain claims associated with the use of our products, but there can be no assurance that our insurance coverage would adequately cover any claim brought against us. A successful claim brought against us that is in excess of, or is not covered by, our insurance coverage could adversely affect our business, financial condition and results of operations. Even a claim without merit could result in significant legal defense costs and would consume management time and resources. We do not know whether we will be subject to material claims in the future which may result in liability in excess of our insurance coverage, or which our insurance may not cover. We may not be able to obtain appropriate insurance in the future at commercially reasonable rates. In addition, if we are found liable, we would have to significantly alter our products resulting in additional unanticipated research and development expenses.

RISKS ASSOCIATED WITH CERTAIN INVESTMENTS

     We have made equity investments to acquire minority interests in certain early stage companies. We do not have the ability to control the operations of any of these companies. Investing in such early stage companies is subject to certain significant risks. There can be no assurance that any of these companies will be successful or achieve profitability or that we will ever realize a return on our investments. In addition, to the extent any of such companies fail or become bankrupt or insolvent, we may lose some or all of our investment. We intend to continue to make additional investments in such companies in the future. Losses resulting from such investment could have a material adverse effect on our operating results.

POTENTIAL EFFECT OF ANTI-TAKEOVER PROVISION

     Our Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the



                                      10.

holders of Common Stock may be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. We have no present plans to issue shares of Preferred Stock.

     Further, certain provisions of our Certificate of Incorporation and Bylaws could discourage potential takeover attempts and make attempts by stockholders to change management more difficult. For example, our Board of Directors is classified into three classes of directors serving staggered, three-year terms and has the authority without action by our stockholders to impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, our Certificate of Incorporation provides that directors may be removed only by the affirmative vote of the holders of two-thirds of the shares of capital stock of the Company entitled to vote. Any vacancy on the Board of Directors may be filled only by vote of the majority of directors then in office. Further, our Certificate of Incorporation provides that any "Business Combination" (as therein defined) requires the affirmative vote of two-thirds of the shares entitled to vote, voting together as a single class. These provisions, and certain other provisions of the Certificate of Incorporation which may have the effect of delaying proposed stockholder actions until the next annual meeting of stockholders, could have the effect of delaying or preventing a tender offer for the Company's Common Stock or other changes of control or management of the Company, which could adversely affect the market price of our Common Stock. Finally, certain provisions of Delaware law could have the effect of delaying, deterring or preventing a change in control of the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met.

VOLATILITY OF STOCK PRICE

     The stock market in general, and the Nasdaq National Market, has historically experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of companies and which has affected the market price of securities of many companies. The trading price of our Common Stock is likely to be highly volatile and could also be subject to significant fluctuations in price in response to such factors as:

 .  variations in quarterly results of operations;

 .  announcements of new products or acquisitions by us or our competitors;

 .  governmental regulatory action;

 .  developments or disputes with respect to proprietary rights;

 .  general trends in our industry and overall market conditions; and

 .  other event or factors, many of which are beyond our control.

     The market price of our Common Stock may also be affected by movements in prices of equity securities in general.

                                 USE OF PROCEEDS

         The Company will not receive any of the net proceeds from the sale of the Shares by the Selling Stockholders.



                                      11.

                              SELLING STOCKHOLDERS
         The following table sets forth the principal amount of Common Stock beneficially owned by each of the Selling Stockholders as of January 31, 1999, all of which are being offered pursuant hereto. Because the Selling Stockholders may sell all or a portion of the Shares which they own pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the amount of Shares that will be held by the Selling Stockholders after completion of this Offering. The Shares offered for sale by this Prospectus may be offered from time to time by the Selling Stockholders named below.

                                                                                       PERCENTAGE OF
                                                                  NUMBER OF SHARES       OUTSTANDING
NAME OF SELLING STOCKHOLDER                                      BENEFICIALLY OWNED           SHARES
Bonnie J. Purdy                                                          1,794                     *
Compex Investors I, L.P.                                                82,263                     *
Compex Investors II, L.P.                                               44,294                     *
Copley Partners 2                                                      115,689                     *
DLJ Venture Capital Fund                                                41,584                     *
David Shanks                                                            11,450                     *
Himanshu Sharma                                                          1,185                     *
Ivar S. Chhina                                                           5,864                     *
Jennifer Vanosdol                                                        1,084                     *
Jeffrey C. Bachman                                                      23,840                     *
Joe D. Whisenhunt, Sr.                                                     155                     *
Joe D. Whisenhunt, Jr.                                                     155                     *
Linda L. Leach                                                           1,906                     *
Mehta Family Partners, L.P.                                            428,438                   2.1
Monica Pappas                                                           44,521                     *
Nitin T. Mehta                                                         584,075                   2.9
PKS Healthcare Systems, Inc.                                           294,500                   1.5
Prabhu Goel, Trustee of the Neil N. Mehta - 1996 Trust                  43,010                     *
Prabhu Goel, Trustee of the Nayan N. Mehta - 1996 Trust                 43,011                     *
Robert Finzi                                                             4,452                     *
Scottish Investment Trust, PLC                                          63,299                     *
Sharad P. Patel, Trustee of the Sharad P. Trust of April 19,            33,650                     *
1985
Sharad P. Patel, Trustee of the Sharad P. Trust of April 19,             3,738                     *
1985
Sprout Capital V                                                       795,404                   4.0
Sprout Growth, L.P.                                                    267,445                   1.3
Sprout Growth, Ltd.                                                     29,183                     *
Toronto Dominion Investments, Inc.                                      63,289                     *
Transcorp C/F Nitin T. Mehta A/C IRC-6699-OT                             4,965                     *
Transcorp C/F Nitin T. Mehta A/C KPS-0227-00                             8,903                     *
Transcorp C/F Neil N. Mehta A/C IRZ-8055-OC                             48,747                     *
Transcorp C/F Nayan N. Mehta A/C IRZ-8054-OC                            48,747                     *
Transcorp C/F Meena N. Mehta A/C TPZ-87332                               5,753                     *
Victor Rivera                                                            1,874                     *
Weber Family Trust                                                      11,920                     *
Whisenhunt Investments, Inc.                                         1,255,190                   6.3


--------------------------
*  Less than one percent.

                              PLAN OF DISTRIBUTION

         The Shares offered hereby are being offered directly by the Selling Stockholders. The Company will receive no proceeds from the Offering. The Shares offered hereby may be sold by the Selling Stockholders from time to time in transactions in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of



                                      12.

discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Shares offered hereby may be sold either pursuant to this Registration Statement or pursuant to Rule 144 of the Securities Act.

         In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of one business day prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Stockholders.


                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, San Francisco, California.


                                     EXPERTS

         The audited consolidated financial statements incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In that report, that firm states that with respect to FRA Acquisitions, Inc. and subsidiary its opinion is based on the report of other independent public accountants, namely, Deloitte & Touche LLP. The financial statements referred to above have been incorporated by reference in reliance upon the authority of those firms as experts in giving said reports.
         The consolidated financial statements of FRA Acquisitions, Inc. and subsidiary, which are not presented separately or incorporated by reference in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which report is incorporated herein by reference from the QuadraMed Corporation Current Report on Form 8-K dated March 12, 1999, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These materials can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Copies of these materials can also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"). This Web site can be accessed at http:\www.sec.gov. In addition, material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

         This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 and exhibits relating thereto, including any amendments (the "Registration Statement"), of which this Prospectus is a part, and which the Company has filed with the Commission under the Securities Act. Reference is made to such Registration Statement for further information with respect to the Company and the securities of the Company



                                      13.

offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission or attached as an annex hereto.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission under
Section 13(a) and 15(d) of the Exchange Act are hereby incorporated by reference in this Prospectus:


     1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed March 31, 1999.

     2. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998 and amendment thereto filed March 15, 1999;

     3. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998 and amendment thereto filed March 15, 1999;

     4. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998 and amendment thereto filed March 15, 1999;

     5.   Current Report on Form 8-K dated March 12, 1999 and filed March 15,
          1999.

     6. Current Report on Form 8-K dated February 3, 1999 and filed February 18, 1999;

     7. Current Report on Form 8-K dated September 30, 1998 and filed October 15, 1998;

     8. Current Report on Form 8-K dated August 31, 1998 and filed September 11, 1998;

     9. Current Report on Form 8-K dated June 1, 1998, and filed June 11, 1998, and amendment thereto filed June 17, 1998;

    10.  Current Report on Form 8-K dated May 1, 1998 and filed May 11, 1998;

    11.   Current Report on Form 8-K dated April 13, 1998 and filed April 29,
          1998;

    12. Current Report on Form 8-K dated April 24, 1997 and filed May 9, 1997, and amendments thereto filed July 8, 1997 and March 10, 1998, respectively;

    13. Current Report on Form 8-K dated September 29, 1997 and filed October 14, 1997, and amendment thereto filed March 10, 1998;

    14. Current Report on Form 8-K dated February 4, 1998 and filed February 18, 1998;

    15. Current Report on Form 8-K dated December 29, 1997 and filed January 13, 1998; and

    16. The description of Company Common Stock set forth in the Company's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description.

         All reports and definitive proxy or information statements filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THERE WILL BE PROVIDED WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER OF COMPANY COMMON STOCK, TO WHOM A PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED BY REFERENCE HEREIN (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN). REQUESTS SHOULD BE DIRECTED TO KEITH M. ROBERTS, QUADRAMED CORPORATION, 1003 CUTTING BLVD. SUITE 200, RICHMOND, CALIFORNIA, 94804 (TEL. 510/620-2340).




                                      14.

NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.



                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................  1
Risk Factors...............................................................  2
Use of Proceeds............................................................  11
Selling Stockholders.......................................................  12
Plan of Distribution.......................................................  12
Legal Matters..............................................................  13
Experts....................................................................  13
Available Information......................................................  13
Incorporation of Certain Documents
     by Reference..........................................................  14

                             QUADRAMED CORPORATION


                        4,415,377 Shares of Common Stock








                                   PROSPECTUS
                                 April 1, 1999